FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1 - NAME AND ADDRESS OF COMPANY

Rubicon Minerals Corporation (the “Company” or “Rubicon”)

1540 - 800 West Pender Street

Vancouver, British Columbia

V6C 2V6

ITEM 2 - DATE OF MATERIAL CHANGE

June 7, 2006

ITEM 3 - NEWS RELEASE

The press release was issued June 7, 2006 over CCN Matthews.

ITEM 4 - SUMMARY OF MATERIAL CHANGE

Africo Resources Ltd (“Africo”), in which Rubicon is a 39.6% shareholder, has appointed Dr. Antony Harwood as the President and Chief Executive Officer of Africo. In addition, a number of significant shareholders of Africo have entered an agreement to vote in favour of Rubicon’s proposed plan of arrangement.

ITEM 5 - FULL DESCRIPTION OF MATERIAL CHANGE

Africo Resources Ltd., in which Rubicon is a 39.6% shareholder, has appointed Dr. Antony Harwood as its President and Chief Executive Officer.

Dr. Harwood obtained his Bachelor of Science and PhD from Cardiff University in the United Kingdom. He was the managing director of Harwood International, a geological consulting company, from September 1993 to June 1998 and was a Vice-President of Placer Dome Inc., from June 1998 to March 2006. At Placer Dome Inc., he was responsible for global generative and Africa Eurasia Exploration. Dr. Harwood joins Chief Operating Officer Michael Keating on the management team of Africo.

Chris Theodoropoulos, Chairman of Africo said: “We are very pleased to welcome Tony as CEO/President of Africo and look forward to working with him on the Board. At the same time, we would like to thank David Adamson for his valuable contributions in seeing the feasibility study through to completion while serving as President of Africo. David will continue to serve on the Board of Africo.”

Rubicon has entered into a support agreement (attached as Schedule A hereto) with other major Africo shareholders. Under the support agreement, the parties have agreed to vote their shares in favour of Rubicon’s previously announced Plan of Arrangement, which would result in Rubicon spinning off its Newfoundland and African assets into two new public companies. The support agreement provides that completion of the Plan of Arrangement will be subject to certain conditions, including Africo completing a financing for gross proceeds of at least CAD$80 million. Rubicon and the other parties to the support agreement hold over 85% of the outstanding shares of Africo.

ITEM 6 - RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7 - OMITTED INFORMATION

Not applicable.

ITEM 8 - EXECUTIVE OFFICER

David W. Adamson, President (business telephone number: (604) 623-3333), is the officer of Rubicon knowledgeable about the details of this material change report.

ITEM 9 - DATE OF REPORT

DATED at Vancouver, B.C. the 16th day of June, 2006.

SCHEDULE A

SUPPORT AGREEMENT

This Agreement is made as of the 15th day of May, 2006 and is

Between:
Hasita S.A.
Resource Marketing Services Ltd.
John Tognetti,
Noelle Tognetti in trust for Nicolle, Danielle and Gabriella Tognetti, and
Anna Clark

(collectively, the “Principal Shareholders” and each a “Principal Shareholder”)
And:

Rubicon Minerals Corporation, a British Columbia corporation,

(“Rubicon”)

Background:

A.
Each Principal Shareholder and Rubicon is the sole registered and beneficial owner of the issued and outstanding common shares in the capital of Africo Resources Ltd., a British Columbia corporation (the “Company”), listed in Schedule “B” attached hereto(“Shares”).

B.
Rubicon and the Company are proposing to enter into an arrangement agreement (the “Merger Agreement”) providing for an arrangement (the “Arrangement”) substantially on the terms and conditions described on Schedule “C” to this Agreement.

C.
This Agreement sets out the terms and conditions of the agreement of the Principal Shareholders (i) to support the Arrangement and to vote the Shares in favour of the Arrangement, and (ii) to abide by the other provisions hereof.

D.	The Principal Shareholders acknowledge that neither Rubicon nor the Company would enter into the Merger Agreement but for the execution and delivery of this Agreement by the Principal Shareholders;

Terms of Agreement:

Now therefore this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, the parties hereto agree as follows:

2.	Parties’ Commitment in Favour of the Arrangement

(a)
Each of the Principal Shareholders and Rubicon (collectively the “Parties”) hereby severally covenants and agrees with each other that, from the date of this Agreement until the Termination Date, the Parties shall:

(i)	not take any action of any kind that may reasonably be expected to reduce the likelihood of success of, or delay or interfere with, the Arrangement;

(ii)
use all reasonable commercial efforts to assist Rubicon and the Company to successfully complete the Arrangement, including assisting in calling and holding the Meetings (if necessary by requisitioning a shareholders’ meeting to be held to approve the Arrangement), co-operating with Rubicon and the Company in making all requisite regulatory filings and in obtaining all requisite corporate, shareholder, governmental, administrative and regulatory approvals (whether before or after the Effective Date of the Arrangement) and making submissions and giving evidence in relation to those submissions, holding the Meetings and successfully completing the Arrangement;

(iii)	exercise the voting rights attaching to the Shares to oppose any action that might reduce the likelihood of success of, or delay or interfere with, the Arrangement;

(iv)
not take any action which is inconsistent with the performance of their respective obligations under this Agreement including, without limitation, not doing indirectly anything which they are not permitted to do directly under the terms and conditions of this Agreement.

3.	Voting/ Support, Waiver and Standstill

(a)
The Parties each irrevocably covenants and agrees in favour of the other Parties to vote or to cause to be voted the Shares , including any shares acquired by or issued to them subsequent to the date of this Agreement, at any of the special meeting or meetings or adjournment or adjournments thereof to be held to consider the Arrangement (the “Meetings”) in favour of the Arrangement including in connection with any separate vote of any sub-group of shareholders that may be required to be taken and of which sub-group the Party forms a part. In furtherance of such obligation, each Party irrevocably covenants and agrees in favour of the other Parties that:

(i)
not later than five days after receipt of any notice of meeting and management information circular in connection with the Meetings it shall deliver or cause to be delivered, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote such Party’s Shares (i) in favour of the Arrangement and any transactions contemplated by, or necessary or desirable to consummate the transactions contemplated by, the Merger Agreement and (ii) against any action or agreement that would impede, interfere with or prevent the Arrangement;

(ii)	the proxy or proxies referred to in clause (a) above shall not be revoked before the Termination Date without the prior written consent of all the Parties .

(b)
Each Party hereby waives, and covenants that it will not seek to exercise, any right of dissent provided under any applicable laws or otherwise (including any rights of dissent granted by way of contract or court order) in connection with the Arrangement or any other corporate transaction related to the Arrangement which is approved at the Meetings.

(c)
The Parties agree that none of them will acquire any further shares of the Company before the Termination Date either from third parties or the Company’s Treasury without the prior written consent of all the other Parties.

4.	Representations, Warranties and Covenants

(a)
Each Party severally represents, warrants and covenants (with respect to itself only and not with respect to any other Party) to and with each of the others (and acknowledges that each of the others is relying upon such representations and warranties in entering into this Agreement) that:

(i)
if the Party is a trust or corporation, the Party was duly created and is validly existing under the laws of its creation or incorporation, has the capacity to enter into and to perform its obligations under this Agreement and the execution and delivery of this Agreement has been duly authorized by all necessary action;

(ii)
if the Party is a trust or corporation, it has the authority and capacity, and if the Party is an individual, he or she has the capacity, to enter into and to perform its obligations under this Agreement. This Agreement has been duly executed and delivered by the Party and constitutes a valid and binding obligation enforceable against the Party in accordance with its terms, subject to the usual exceptions as to bankruptcy, insolvency and similar laws of general application and the availability of equitable remedies;

(iii)
the Shares and Options set out in Schedule B are all of the securities of the Company including all options and/or warrants to acquire securities of the Company owned, directly or indirectly, by the Party, and each Party undertakes not to dispose of any of the Shares before the Termination date;

(iv)	neither the entering into of this Agreement nor the performance by the Party of the matters contemplated by this Agreement will contravene, breach or result in any default under:

A.	any applicable law, regulation, order, judgment or decree binding on the Party ;

B.	any agreement, arrangement, understanding or other legally binding commitment to which the Party is a party or by which any Party may be; or

C.	if the Party is a corporation or trust, the articles, by-laws, constating documents or other organizational documents of the Party ;

(v)
no consent, approval, order or authorization of, or declaration or filing with, any governmental entity or other person is required to be obtained by the Party in connection with the execution, delivery or performance of this Agreement by the Party or the consummation of the transactions contemplated by this Agreement by the Party ; and

(vi)
in consideration of each of the Parties entering into this Agreement, each of the Parties hereby irrevocably waives any and all pre-emptive rights or rights of first refusal with regard to the Shares owned by all of the other Parties . This waiver shall survive the termination of this

(vii)	Each of the Parties will use its best efforts to effect the Arrangement.

5.	Good Faith

The Parties agree to cooperate in good faith and to take all reasonable steps and actions after the date of this Agreement that are not adverse to and do not negatively affect the Party requested to take any such step or action, to complete the Arrangement and the other transactions contemplated in the Merger Agreement in a manner which is most effective (including for tax purposes) for the parties hereto.

6.	Termination

(a)
Except for provisions of this Agreement that are expressly stated to survive the termination of this Agreement or obligations that are stated to extend beyond the Effective Date, this Agreement shall terminate on the earlier of (i) a date agreed to by the parties in writing, (ii) the Effective Date, (iii) July 30, 2006 if the Effective Date has not occurred prior to such date (iv) June 30, 2006, if the Merger Agreement has not been executed and delivered by Rubicon and the Company prior to such date; and (v) the date the Merger Agreement terminates.

(b)
Upon the termination of this Agreement, and subject to any provisions of this Agreement which are stated in this Agreement to survive such termination, this Agreement shall be of no further force and effect, but such termination shall not relieve any party to this Agreement from liability for any breach of, or non-compliance with, the terms and conditions of this Agreement (including liability for breach of any representation or warranty) that occurred before termination.

7.	Confidentiality/Public Announcements

Each Party agrees to keep strictly confidential the fact that the Company is proposing to enter into the Merger Agreement and to effect the Arrangement and that the Parties have entered into this Agreement, except if and to the extent disclosure of that fact is required in connection with entering into the Merger Agreement and effecting the Arrangement. Each Party however acknowledges having consented to such disclosure in connection with soliciting the agreement of other shareholders of Company to support the Arrangement. Each of the Parties acknowledges that the foregoing facts may constitute material facts under applicable securities laws and that in such event, the Party is prohibited under applicable securities laws from communicating such facts to others (except in the necessary course of business) and from trading in the Shares or other securities of Rubicon until the facts have been generally disclosed or Rubicon has advised the Parties that the proposed Arrangement will not proceed and that the prohibition on trading is no longer applicable. Except to the extent required by law, policies or rules of securities regulatory authorities or the policies or rules of any relevant stock exchange, no public announcement or press release concerning the signing of this Agreement or the matters referred to in this Agreement may be made by any Party without the prior written consent of the other Parties , such consent not to be unreasonably withheld.

8.	Specific Performance and Other Equitable Rights

Each Party recognizes and acknowledges that the Company and Rubicon will not enter into the Merger Agreement unless this Agreement is executed and, accordingly, acknowledges and agrees that a breach by any Party of any obligation in this Agreement will cause the Company and Rubicon to sustain injury for which it would not have an adequate remedy at law for money damages. Therefore, each Party agrees that in the event of any such breach, the Company and Rubicon shall be entitled to the remedy of specific performance of such obligation and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

9.	Benefit of the Agreement

This Agreement shall enure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and permitted assigns of the parties hereto.

10.	Assignment

This Agreement may not be assigned by any party without the prior written consent of the other Parties except that Rubicon shall be entitled to assign this Agreement to a direct or indirect wholly-owned subsidiary of Rubicon provided Rubicon shall continue to be bound, and shall first procure that such subsidiary shall be bound by the provisions hereof following any such assignment.

11.	Notices

Any demand, notice or other communications to be given in connection with this Agreement must be given in writing and may be given by personal delivery or by facsimile or other electronic means of communication addressed to the recipient as follows:

To the Principal Shareholders and to the Company:
Africo Resources Ltd.
c/o Getz Prince Wells LLP
Suite 1810
1111 West Georgia Street
Vancouver, British Columbia
V6E 4M3

Attention:  Drew Wells
Telecopier No.: 604-685-9798
To Rubicon:
Suite 1540
800 West Pender Street
Vancouver, British Columbia
V6C 2V6

Attention: David W. Adamson
Telecopier No.: 604-623-3355
with a copy to its counsel:
Davis & Company LLP
2800 Park Place
666 Burrard Street
Vancouver, British Columbia
V6C 2Z7

Attention: David Reid

Telecopier No.:604-687-1612

or to such other address, individual or electronic communication number as may be designated by notice given by any party to the others. If any notice or other communication shall be given by personal delivery, a copy of such notice or communication shall also be given by facsimile. Any demand, notice or other communication given by personal delivery shall be conclusively deemed to have been given on the date of actual delivery thereof and, if given by facsimile or other electronic communication, on the date of transmittal thereof if given during the normal business hours of the recipient and on the next Business Day if not given on a Business Day during such hours on any day. Failure to provide notice to counsel will not invalidate any notice given.

12.	Interpretation

Certain of the terms used in this Agreement are defined in Schedule A. In this Agreement words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, partnerships, associations, trusts, unincorporated organizations and corporations. The inclusion of headings in this Agreement is for convenience of reference only and shall not affect the construction or interpretation hereof. The representations, warranties and covenants of the Principal Shareholders are several and not joint.

13.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein. By execution and delivery of this Agreement, each of the Parties submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia in any such suit or proceeding.

14.	Entire Agreement

This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior negotiations, investigations and agreements relating to the subject matter hereof. There are no representations, warranties, understandings or agreements between the parties in connection with the subject matter hereof except as specifically set forth or referred to in this Agreement. Except as expressly provided in this Agreement, no amendment, waiver or termination of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any provision of this Agreement shall constitute a waiver of any other provision hereof.

15.	Invalid Provision

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any provision or part of a provision by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision of this Agreement. To the extent permitted by applicable law, the parties waive any provision of law that renders any provision of this Agreement invalid or unenforceable in any respect. The parties shall engage in good faith negotiations to replace any provision that is declared invalid or unenforceable with a valid and enforceable provision, the economic effect of which comes as close as possible to that of the invalid or unenforceable provision that it replaces.

16.	Further Assurances

Each of the Parties shall promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as may be reasonably required from time to time, for the purpose of giving full effect to this Agreement and shall use reasonable commercial efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

17.	Headings

The inclusion of headings in this Agreement is for convenience of reference only and shall not affect this Agreement’s construction or interpretation.

18.	Counterparts

This Agreement may be executed by facsimile and in any number of counterparts, each of which shall be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

19.	Independent Legal Advice

Each of the Parties hereby acknowledges that it is responsible for obtaining its own independent legal advice in connection with this Agreement and, to the extent that any party does not seek or obtain such advice, such party hereby explicitly waives and declines such advice.

20.	Amendment

This Agreement may be amended by an instrument executed in writing by all of the Parties.

In witness whereof, the parties have executed this Agreement with the intention of being legally bound.

PARTY	SIGNATURE
Hasita S.A.	Per: “Adrian Cann” Per: “Jeff Corbet”
Resources Marketing Services Ltd	Per: “Paul Murthagh”
John Tognetti	“John Tognetti
Noelle Tognetti in trust for Nicolle, Danielle and Gabriella Tognetti	“Noelle Tongnetti”
Anna Clark	“Anna Clark”
Rubicon Minerals Corporation	Per: “David W. Adamson”

SCHEDULE A

DEFINITIONS

For purposes of this Agreement, the following terms shall have the meanings indicated:

“Arrangement” means the transactions to be carried out pursuant to the Merger Agreement. .

“Agreement” means the agreement of which this Schedule forms part and includes all Schedules thereto.

“Business Day” means a day upon which chartered banks are generally open for business in Vancouver.

“Effective Date” means the date on which the Arrangement becomes effective pursuant to sections 288 to 299 of the Business Corporations Act (British Columbia) and the terms of the plan of arrangement.

“Meetings” has the meaning ascribed to such term in section 2.1 of the Agreement.

“Merger Agreement” has the meaning ascribed to such term in the recitals to this Agreement.

“Options” has the meaning ascribed to such term in background paragraph A to this Agreement.

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, syndicate or other entity, whether or not having legal status

“Shares” has the meaning ascribed to such term in the Agreement.

“Subsidiaries” has the meaning ascribed to such term in the Securities Act (British Columbia).

“Termination Date” means the earlier of (i) the Effective Date, and (ii) the date that this Agreement terminates in accordance with section 5 of this Agreement.

SCHEDULE B

SHAREHOLDINGS

Name of Registered Security Holder(s)	Common Shares
Hasita SA	2,797,654
Resource Marketing Services Ltd	1,457,064
John Tognetti	1,926,528
Noelle Tognetti	1,342,723
Anna Clark	1,519,817
Rubicon Minerals Corp	7,747,101

SCHEDULE C

TERMS AND CONDITIONS OF THE ARRANGEMENT

1.	Rubicon will incorporate a wholly owned subsidiary (“Merge Co”) which will own all the shares of the Company currently owned by Rubicon.

2.
Merge Co will have the same number of shares issued and outstanding as the number of shares which Rubicon owns in the Company, which will be owned by the shareholders of Rubicon directly and not by Rubicon.

3.	The Company will merge with Merge Co on a 1 for 1 basis and the resulting entity is hereafter referred to as Pubco.

4.
With respect to steps 1 to 3 above, the Parties acknowledge that the fundamental objective is that immediately after the Effective Date, Pubco will be a public company with a shareholder base and shareholdings which will reflect the respective pro rata shareholdings in Africo which existed on the date immediately preceding the Effective Date, except that Rubicon will be substituted as a shareholder in Pubco by its own shareholders. The exact form, sequence and nature of share issuances and exchanges under the Arrangement will be as set out in the Merger Agreement and will be designed to ensure optimal tax treatment for all Parties and an optimal result from a corporate and securities law perspective.

5.	The board of directors of the Company will on closing become the board of directors of Pubco.

6.	Pubco will assume all rights and liabilities of the Company including the obligations of the Company to issue shares under its stock option plan.

7.	The arrangement is subject to the following conditions precedent being fulfilled before the Termination Date:

a.
Pubco being able to complete an equity financing with gross proceeds of at least $80,000,000 (eighty million Canadian Dollars) on terms and conditions acceptable to the boards of the Company and Pubco; and

b.	Pubco obtaining at least preliminary approval for the listing of its common shares on the TSX or the AIM.